CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 25)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2007
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		1000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		6000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				6000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		6000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		120,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,889
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,889
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 21)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On March 19, 2007, Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the ?Issuer?. Such release of March 19, 2007 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of March 20, 2007: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,889 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 114,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 120,689 Shares and sole dispositive power over 130,889 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

March 19, 2007 Santa Monica Partners, L.P. submitted a letter to some shareholders of the ?Issuer?.

Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated March 20, 2007.


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
Lawrence J. Goldstein, ljgoldstein@bloomberg.net
Joshua M. Eudowe, jeudowe@smplp.com

info@smplp.com


March 19, 2007

Warwick Valley Telephone Company Board of Directors
Ms. Kelly C. Bloss
Mr. Jeffrey D. Alario
Mr. Wisner H. Buckbee
Mr. Philip S. Demarest
Mr. Robert J. DeValentino
Mr. Herb Gareiss, Jr.
Mr. Thomas H. Gray
Mr. Douglas J. Mello
Mr. Joseph J. Morrow

Attention Mr. Joseph J. Morrow, Lead Director
Morrow & Co. Inc.
470 West Avenue
Stamford, CT  06902

Dear Gentlemen and Lady:

As one of the largest shareholders of Warwick Valley
Telephone we have repeatedly expressed our concerns about the deterioration of the company?s operating telecom business. Under the immediate past management leadership of Herb Gareiss as CEO and President, who for years has led us down a primrose path lined with wonderful promises and optimistic predictions (1), not a single one of which was ever delivered on or fulfilled, you have stood by as our telecom business profits fell lower and lower each year and finally sunk into the red in 2005 and again last year.

Furthermore, despite the fact that it was on his watch that Warwick?s telecom business not only markedly deteriorated, but finally went into the red two years ago, and despite the fact as well that Mr.Gareiss has resigned as CEO and President citing his poor health, the board has nonetheless tolerated Mr. Gareiss?
remaining as a board member. How could you?

On what reasonable basis could Mr. Gareiss of all people have anything worthwhile to provide after none of his many promises have ever been delivered upon?
Whatever could Mr. Gareiss possibly have to offer or contribute now?

Indeed aren?t three facts abundantly clear, namely 1.
Mr. Gareiss has had his chance to run WWVY, 2. hasn?t the record shown that during time in office the company?s profits disappeared and went into the red, and 3., we have witnessed a loss of $85 million in shareholder market value in the past three years?
Shouldn?t all this alone disqualify Mr. Gareiss as a Director? We ask you, how does this record even begin to justify Mr. Gareiss? remaining as a board member?

Moreover, since Mr. Gareiss? has cited his health as the reason he resigned as CEO, how is he possibly able cope with the grueling and frequent amount of board meetings, preparation, analysis, issue considerations and deliberations, made necessary by his departure and that of every single other Warwick executive, and the dire predicament the business is in after his reign?
Mr. Gareiss should have resigned from the board as well as from his executive positions instead of hanging on and clearly should be made to resign from the board now.

If you allow Mr.Gareiss to remain a director another day it will only prove there is a general lack of accountability at the board level of Warwick, where no one pays a price for failure.

Your wealth may not be at stake, Ms Bloss, and Misters
Alario, Mello and Gray as you know are not even stockholders of WWVY, but your reputation is at stake.
Act at once and demand Mr. Gareiss resign from the board for the benefit of shareholders which should be your first concern and for his own benefit as well, so he also may focus on recovering from his health issues which must be his first concern, and for your own credibility.

Sincerely,

Lawrence J. Goldstein

PLEASE DELIVER COPIES OF THIS LETTER TO ALL BOARD
MEMBERS AND CONFIRM SAME TO ME AS WE STILL AWAIT
YOUR PROVIDING THE ADDRESSES AND EMAILS OF EACH OF
THE BOARD MEMBERS. THANK YOU.




* FOOTNOTE


(1) We have repeatedly heard and read Mr.Gareiss?s words:

November 2004 Newsletter

"This is an exciting time for WVT. We have tremendous
opportunities before us and a dedicated, talented work
force ready to tackle them.
The Board of Directors and the entire staff at WVT
wish you a happy and prosperous holiday season?   we
have tremendous opportunities?

November 17, 2005 -- the 2004 Annual Meeting

By implementing our strategic plan, we will add new revenues through the introduction of new products and services, some of which are already in production.?
We will add new revenues?

April 28, 2006 Annual Meeting

?We have a talented staff in place to execute...and we have been making the difficult, but necessary...and we have been making the difficult, but necessary, changes to succeed.? We have staff in place? We have been making changes to succeed

?WE will continue to look for accretive acquisitions.?
Continue to look for accretive acquisitions?

?It?s important to note that throughout this period our share price held up.? Share price held up?

The record belies every single utterance from the lips and pen of Mr. Gareiss - The facts are otherwise. To wit:

?have tremendous opportunities?? -- He neither named nor achieved any

?add new revenues?? -- Revenues continue stuck 2000-
2007

?staff in place?? -- Long-time? talented staff? has either quit or been fired.

?changes to succeed? -- Operating loses  again in 2006

?accretive acquisitions? -- There have been no acquisitions.

?share price held up?? -- Shares traded at a new low of $16.17 last week. The stock price was $23 at the time of the annual; meeting on Nov. 17, 2005.andis down from its high price of four years ago on Nov, 12, 2003.

12/06       $17.74
12/05       $19.09
12/04       $22.53
12/03       $29.59
11/12/03    $34.00



Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: March 20, 2007

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: March 20, 2007

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: March 20, 2007

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President